Exhibit 99.1

ADHEREX TECHNOLOGIES INC.

Annual and Special Meeting of Shareholders – April 29, 2005

TO:	Superintendent of Brokers, British Columbia

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Administrator, Securities Act, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

A. Election of Directors

The following nominees were elected as a group as Directors of Adherex Technologies Inc. (the “Corporation”) until the next Annual Meeting of shareholders of the Corporation or until such person’s successor is duly elected or appointed:

Name of Nominee:	Votes For	Votes Withheld
Dr. William P. Peters	109,903,867	68,204

Raymond Hession

Peter Karmanos, Jr.

Dr. Donald W. Kufe

Dr. Fred H. Mermelstein

Dr. Peter Morand

Dr. Robin J. Norris

Dr. Arthur T. Porter

B. Appointment of Auditors

The following is the outcome of a resolution to appoint PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year, to hold office until the next Annual Meeting of shareholders of the Corporation, at a remuneration to be fixed by the Directors of the Corporation:

Outcome	Votes For	Votes Withheld
Carried	109,915,687	56,384

C. Consolidation of Outstanding Common Shares

The following is the outcome of a special resolution to approve a consolidation of the Corporation’s outstanding Common Shares on the basis of a range between one for two and one for ten Common Shares, to be determined by the Corporation’s Board of Directors:

Outcome	Votes For	Votes Against
Carried	109,395,750	576,321

D. Approval of the Amendments to Stock Option Plan

The following is the outcome of a resolution to authorize an increase in the number of Common Shares issuable pursuant to the Corporation’s stock option plan and to authorize certain other amendments to the Corporation’s stock option plan:

Outcome	Votes For	Votes Against
Carried	81,914,987	3,475,304

E. Approval of Amendments to By-Law

The following is the outcome of a resolution to approve the amendment of certain provisions of the Corporation’s By-law No. 2 which were required in connection with the Corporation’s listing of its Common Shares on the American Stock Exchange:

Outcome	Votes For	Votes Against
Carried	109,847,041	125,030

“D. Scott Murray”

D. Scott Murray

Adherex Technologies Inc.

Vice President, General Counsel and Corporate Secretary